EXHIBIT 99.1

TD Bank Announces Redemption of

3.224% Medium Term Notes (Non-Viability Contingent Capital (NVCC)) (Subordinated Indebtedness) and Statement of Intent Regarding

4.859% Medium Term Notes (NVCC) (Subordinated Indebtedness)

TORONTO, June 20, 2024 - The Toronto-Dominion Bank ("TD Bank Group" or "TD") announced today that it intends to exercise its right to redeem on July 25, 2024 (the "Redemption Date"), all of its outstanding $1.5 billion 3.224% medium term notes due July 25, 2029 (non-viability contingent capital (NVCC)) constituting subordinated indebtedness of TD (the "3.224% Subordinated Notes"), at a redemption price of 100 per cent of the principal amount, plus accrued and unpaid interest to, but excluding, the Redemption Date.

Notice will be delivered to the holders of the 3.224% Subordinated Notes in accordance with the terms thereof. Interest on the 3.224% Subordinated Notes will cease to accrue on and after the Redemption Date. 3.224% Subordinated Notes redeemed by TD Bank Group will be cancelled and will not be reissued.

Additionally, in respect of its $1.25 billion 4.859% medium term notes due March 4, 2031 (NVCC) constituting subordinated indebtedness of TD (the "4.859% Subordinated Notes"), the Bank also announced that it intends, if considered necessary at a future date, to seek consent from holders of the 4.859% Subordinated Notes to amend the terms of such notes to reflect the replacement of the Canadian Dollar Offered Rate (“CDOR”) as the basis for determining the floating interest rate applicable to the 4.859% Subordinated Notes.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves over 27.5 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world's leading online financial services firms, with more than 17 million active online and mobile customers. TD had $1.97 trillion in assets on April 30, 2024. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

SOURCE TD Bank Group

For further information: Brooke Hales, Vice President, Investor Relations, 416-307-8647, Brooke.hales@td.com; Elizabeth Goldenshtein, Senior Manager, Corporate Communications, 416-994- 4124, Elizabeth.goldenshtein@td.com.